UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Greenbrook TMS Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

393704309

(CUSIP Number)

Benjamin Klein

284 East Palisade Avenue

Englewood, New Jersey 07631

Telephone: 201-470-5751
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	393704309

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,962,732
	8	SHARED VOTING POWER
4,763,263
	9	SOLE DISPOSITIVE POWER
3,962,732
	10	SHARED DISPOSITIVE POWER
4,763,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,725,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.64%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No.	62426E

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Theragroup LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,874,405
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,874,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,874,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.16%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No.	62426E

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Bereke Trust ATA Dated 2/10/03
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
888,858
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
888,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
888,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.02%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common shares (the "Common Shares") of Greenbrook TMS Inc. (the "Issuer"), a corporation organized under the laws of Ontario, Canada. The principal executive offices of the Issuer are located at 890 Yonge Street, 7th Floor, Toronto, Ontario M4W 3P4 Canada.

Item 2. Identity and Background

(a) This statement on Schedule 13D is being filed jointly by (i) Benjamin Klein, a United States citizen; (ii) Theragroup LLC, a Delaware limited liability company and (iii) The Bereke Trust U/T/A Dated 2/10/03, a trust established under the laws of Illinois, (collectively, the "Reporting Persons").

(b) The principal business address of Mr. Klein is 284 East Palisade Avenue, Englewood, New Jersey 07631.

The principal business address of Theragroup LLC 1 University Plaza, Suite 408, Hackensack, New Jersey 07601.

The principal business address of The Bereke Trust U/T/A Dated 2/10/03 is 284 East Palisades, Englewood, New Jersey 07631.

The principal occupation of Mr. Klein is serving as the Chief Operating Officer of the Issuer, the business address of which is 890 Yonge Street, 7th Floor, Toronto, Ontario M4W 3P4 Canada.  On July 14, 2022, Mr. Klein entered into an investor rights agreement with the Issuer, dated as of July 14, 2022 (the “Investor Rights Agreement”), in which the Issuer agreed to appoint Mr. Klein to the Board of Directors of the Issuer. In accordance with the terms of the Investor Rights Agreement, Mr. Klein has been appointed to the Board of Directors of the Issuer as the board nominee, effective on July 14, 2022.

Theragroup LLC is controlled by Mr. Klein and majority owned by Mr. Klein's spouse, Batya Klein, and The Bereke Trust U/T/A Dated 2/10/03. Mr. Klein may be deemed to be a beneficial owner of the securities held by Theragroup LLC.

The Bereke Trust U/T/A Dated 2/10/03 is a family trust controlled by Benjamin Klein's spouse, Batya Klein. Mr. Klein's children are beneficiaries of the Trust. Mr. Klein may be deemed to be a beneficial owner of the securities held by The Bereke Trust U/T/A Dated 2/10/03.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Klein is a citizen of the United States.

Theragroup LLC is a Delaware limited liability company.

The Bereke Trust U/T/A Dated 2/10/03 is a trust organized under the laws of the state of Illinois.

Item 3. Source and Amount of Funds or Other Considerations

On July 14, 2022 (the "Closing Date"), Greenbrook TMS Inc. ("Greenbrook"), through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc. ("NeuroHealth"), acquired all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as "Success TMS") ("Success TMS") from its parent company, Success Behavioral Holdings, LLC ("Seller") (the "Transaction").

As consideration for the purchase of Success TMS, its direct and indirect owners and/or lenders, including Benjamin Klein (the "Acquiror"), Theragroup LLC ("Theragroup"), a Delaware limited liability corporation controlled by the Acquiror and majority owned by the Acquiror's spouse, Batya Klein ("Klein") and The Bereke Trust ATA Dated 2/10/03, a family trust controlled by the Acquiror's spouse, Batya Klein, as sole trustee (the "Trust" and, collectively with the Seller, the Acquiror, Klein and Theragroup, the "Seller Parties") received, in the aggregate, 8,725,995 Common Shares, representing approximately 29.64% of the Common Shares, and an additional 2,908,665 Common Shares, representing approximately 9.88% of the Common Shares, have been held back and deposited with an escrow agent, to be released to the Acquiror or Greenbrook, as applicable, in accordance with the terms of the Escrow Agreement, attached as Exhibit 99.4 to this Schedule 13D and incorporated by reference herein, and the Purchase Agreement, attached as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties and the Trust.

The Transaction was effected in accordance with the terms of a membership interest purchase agreement, dated as of May 15, 2022, entered into by and among Greenbrook, NeuroHealth, Success TMS and the Seller Parties (the "Purchase Agreement").

Item 4. Purpose of Transaction

See Item 3 above.

Prior to the closing of the Transaction, the Acquiror did not own or control, directly or indirectly, any securities of Greenbrook. On closing of the Transaction, the Acquiror acquired ownership or control, directly or indirectly, over an aggregate of 7,837,137 Common Shares, representing approximately 26.62% of the Common Shares, of which 3,962,732 Common Shares, representing approximately 13.46% of the Common Shares are held directly by the Acquiror and 3,874,405 Common Shares, representing approximately 13.16% of the Common Shares, are held by Theragroup, a company controlled by the Acquiror. The Trust holds, 888,858 Common Shares, representing approximately 3.02% of the Common Shares.

The Reporting Persons will evaluate their investment in Greenbrook from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease their shareholdings through market transactions, private agreements, or otherwise, subject to and in accordance with the terms of the Investor Rights Agreement, attached as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein, Lock-Up, attached as Exhibit 99.6 to this Schedule 13D and incorporated by reference herein and Escrow Agreement, attached as Exhibit 99.4 to this Schedule 13D and incorporated by reference herein. Other than (i) exercising board nomination rights in accordance with the Investor Rights Agreement, and (ii) the potential increase or decrease in beneficial ownership resulting from any release(s), forfeiture(s) and/or new share issuances pursuant to the terms of the Escrow Agreement and/or the Purchase Agreement, as the case may be, the Reporting Persons currently have no other plans or intentions that relate to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer

See Items 2 and 3 above.

As of the date hereof, (i) Benjamin Klein may be deemed to be the beneficial owner of 8,725,995 Common Shares, representing approximately 29.64% of the shares of the Common Shares of the Issuer, (ii) Theragroup LLC may be deemed to be the beneficial owner of 3,874,405 Common Shares, representing approximately 13.16% of the shares of the Common Shares of the Issuer, and (iii) The Bereke Trust ATA Dated 2/10/03 may be deemed to be the beneficial owner of 888,858 Common Shares, representing approximately 3.02% of the shares of the Common Shares of the Issuer, in each case based upon 29,436,545 Common Shares outstanding as of July 14, 2022 according to the Issuer.

Benjamin Klein has the sole power to vote or direct the vote of 3,962,732 Common Shares and the shared power to vote or direct the vote of 4,763,263 Common Shares.

Theragroup LLC has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,874,405 Common Shares.

The Bereke Trust ATA Dated 2/10/03 has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 888,858 Common Shares.

Benjamin Klein has the sole power to dispose or direct the disposition of 3,962,732 shares of Common Shares and the shared power to dispose or direct the disposition of 4,763,263 Common Shares.

Theragroup LLC has the sole power to dispose or direct the disposition of 0 shares of Common Shares and the shared power to dispose or direct the disposition of 3,874,405 Common Shares.

The Bereke Trust ATA Dated 2/10/03 has the sole power to dispose or direct the disposition of 0 shares of Common Shares and the shared power to dispose or direct the disposition of 888,858 Common Shares.

Except as set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Each Reporting Person, as a member of a "group" with the other Reporting Person for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the completion of the Transaction, the Reporting Persons entered into certain ancillary agreements with, among other parties, Greenbrook relating to the treatment of certain securities of Greenbrook owned, or controlled or directed, by, or issuable to, the Reporting Persons, including: (i) an investor rights agreement (the "Investor Rights Agreement") entered into between the Acquiror and Greenbrook dated as at the Closing Date; (ii) an escrow agreement (the "Escrow Agreement") entered into by and among the Acquiror, in his capacity as Sellers' Representative (as defined in the Purchase Agreement), Greenbrook, NeuroHealth and Computershare Trust Company, N.A. (the "Escrow Agent"), in its capacity as escrow agent, dated as at the Closing Date; (iii) a resale registration rights agreement (the "Registration Rights Agreement") entered into among the Acquiror, Greenbrook, Theragroup and the Trust, dated as at the Closing Date; and (iv) a lock-up agreement entered into among the Seller Parties, NeuroHealth and Greenbrook dated as at the Closing Date (the "Lock-Up" and, collectively with the Investor Rights Agreement, the Escrow Agreement and the Registration Rights Agreement, the "Ancillary Agreements"). The material terms of each of the Ancillary Agreements relating to the securities of Greenbrook owned, or controlled or directed, by the Reporting Persons or issuable to the Reporting Persons are summarized below:

Investor Rights Agreement

Pursuant to the terms of the Investor Rights Agreement, the Acquiror has the right to nominate a single representative to the board of directors of Greenbrook for so long as the Acquiror and the other Seller Parties (together with any affiliate of the Acquiror) own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements.

The Investor Rights Agreement is filed with this Schedule 13D as Exhibit 99.3 and is incorporated herein by reference. The foregoing description of the Investor Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Investor Rights Agreement.

Escrow Agreement

Pursuant to the terms of the Escrow Agreement, 2,908,665 Common Shares have been deposited with the Escrow Agent, with portions of such Common Shares to be released to the Acquiror or Greenbrook upon: (i) the final determination of Success TMS final indebtedness and net working capital as compared to estimates immediately prior to the Closing Date (the "Post-Closing Adjustment") pursuant to the terms of the Purchase Agreement; and (ii) the determination of whether any such Common Shares shall be required to be released to Greenbrook to satisfy any indemnification claims (each, a "Claim") made by Greenbrook against Acquiror and the other Seller Parties pursuant to the terms of the Purchase Agreement. 1,163,466 Common Shares (the "Adjustment Holdback Shares") have been deposited with the Escrow Agent to be released to either the Acquiror or Greenbrook pursuant to the Post-Closing Adjustment  and 1,745,199 Common Shares (the "Indemnity Holdback Shares" and, together with the "Adjustment Holdback Shares, the "Escrow Shares") have been deposited with the Escrow Agent to be released to either the Acquiror or Greenbrook to satisfy the quantum of any Claims made by Greenbrook against the Acquiror and the other Seller Parties.

Subject to the terms of the Purchase Agreement, the Adjustment Holdback Shares shall be released from escrow and issued to either the Acquiror or Greenbrook following the completion of the Post-Closing Adjustment mechanics set out in Section 1.6 of the Purchase Agreement, which adjustments shall be based on the Acquiror and Greenbrook's final determination with respect to the calculation of the Post-Closing Net Adjustment Amount (as defined in the Purchase Agreement) reflecting the variance, if any, between the calculations set out in the Pre-Closing Statement (as defined in the Purchase Agreement) delivered by the Acquiror and the other Seller Parties to Greenbrook as at the Closing Date and the calculations set out in the Post-Closing Statement (as defined in the Purchase Agreement) to be delivered by Greenbrook to the Acquiror and the other Seller Parties no later than 90 days after the Closing Date, being October 12, 2022. If the Post-Closing Net Adjustment Amount is either zero or a positive number, then the Escrow Agent shall release all of the Adjustment Holdback Shares to the Acquiror and Greenbrook shall issue to Theragroup such number of additional Common Shares, if any, as is equal to the Post-Closing Net Adjustment Amount divided by the Closing VWAP (as defined in the Purchase Agreement), rounded up or down to the nearest whole number. If the Post-Closing Net Adjustment Amount is a negative number, then the number of Adjustment Holdback Shares that may be released to the Acquiror shall be reduced by the formula set out in Section 1.6(e) of the Purchase Agreement. In addition, should the Post-Closing Net Adjustment Amount be sufficiently negative such that the value of the Escrow Shares (as calculated under the terms of the Purchase Agreement) being held in escrow are insufficient to cover the Post-Closing Adjustment in favour of Greenbrook, then the Acquiror, together with Theragroup, will have the choice as to whether to forfeit Common Shares held by Theragroup and/or the Acquiror to cover such deficiency amount or pay cash to Greenbrook to cover such deficiency. The number of Common Shares that are ultimately issuable to the Acquiror following the Post-Closing Adjustment process may differ materially from the 1,163,466 Adjustment Holdback Shares initially deposited into escrow pursuant to the terms of the Escrow Agreement.

Subject to the terms of the Purchase Agreement, the Indemnity Holdback Shares (if there are any remaining following Post-Closing Adjustment process set out above) shall be released from escrow and issued to either the Acquiror or Greenbrook on the 18-month anniversary (the "Indemnification Period") of the Closing Date pursuant to the terms of the Purchase Agreement; provided that any Indemnity Holdback Shares that could be required to be released to Greenbrook to indemnify the Purchaser Indemnified Parties (as defined in the Purchase Agreement) with respect to a pending claim for indemnification pursuant to the Purchase Agreement shall not be released from the escrow until such claim is fully resolved. Additional Common Shares may also be issuable to Theragroup pursuant to the terms of the Purchase Agreement in connection with a claim by the Acquiror, in his capacity as Sellers' Representative (as defined in the Purchase Agreement) for Greenbrook to indemnify the Seller Indemnified Parties (as defined in the Purchase Agreement) pursuant to the terms of the Purchase Agreement. The number of Common Shares that are ultimately issuable to the Acquiror following the Indemnification Period may differ materially from the 1,745,199 Indemnity Holdback Shares initially deposited into escrow pursuant to the terms of the Escrow Agreement.

The Escrow Agreement is filed with this Schedule 13D as Exhibit 99.4 and is incorporated herein by reference. The foregoing description of the Escrow Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Escrow Agreement.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Acquiror and the other Seller Parties (as defined in the Registration Rights Agreement) are entitled to certain customary registration rights (the "Registration Rights") in connection with the resale of the Common Shares acquired by them in connection with the completion of the Transaction, including any Escrow Shares issuable under the Escrow Agreement. Such Registration Rights include, but are not limited to, certain mandatory registration rights, demand registration rights, piggy-back registration rights and shelf registration rights under Canadian and U.S. securities laws, which rights shall be available to each of the Acquiror and the other Seller Parties. The Registration Rights under the Registration Rights Agreement shall continue for so long as the Acquiror and other Seller Parties (together with their affiliates) collectively hold at least 5% of the issued and outstanding Common Shares or the Seller Parties holding a majority of the Common Shares issued pursuant to the terms of the Purchase Agreement and Greenbrook mutually agree that such rights shall terminate.

The Registration Rights Agreement is filed with this Schedule 13D as Exhibit 99.5 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement.

Lock-Up

Pursuant to the terms of the Lock-Up, the Seller Parties have agreed to a 12-month lock-up period in respect of the Common Shares issued or issuable to them in connection with the completion of the Transaction pursuant to which each such party has agreed that, without the prior written consent of Greenbrook (and subject to compliance with applicable securities laws), none of them will, directly or indirectly, (i) offer, sell, contract to sell (including, without limitation, any short sale), grant or sell any option to purchase, hypothecate, pledge, transfer, assign, encumber, lend, swap, or enter into any hedging transaction or other agreement with the same economic effect as a sale or to transfer the economic consequences of, or otherwise dispose of or deal with, any Common Shares, or other securities of Greenbrook, or (ii) publicly announce any intention to do any of the foregoing.

The Lock-Up is filed with this Schedule 13D as Exhibit 99.6 and is incorporated herein by reference. The foregoing description of the Lock-Up does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Lock-Up.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement among the Reporting Persons, dated July 27, 2022

99.2	Purchase Agreement

99.3	Investor Rights Agreement

99.4	Escrow Agreement

99.5	Registration Rights Agreement

99.6	Lock-Up Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2022

Benjamin Klein

By:	/s/ Benjamin Klein
Benjamin Klein

Theragroup LLC

By:	/s/ Benjamin Klein
Benjamin Klein
Manager

The Bereke Trust ATA Dated 2/10/03

By:	/s/ Batya Klein
Batya Klein
Sole Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).